United States securities and exchange commission logo





                              March 10, 2021

       Allan Marshall
       Chief Executive Officer
       Grove, Inc.
       1710 Whitney Mesa Drive
       Henderson, NV 89014

                                                        Re: Grove, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
11, 2021
                                                            CIK No. 0001775194

       Dear Mr. Marshall:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted February 11, 2021

       Summary, page 3

   1. We note your use of "nutraceutical." The term "nutraceutical" has no meaning in FDA rules and regulations.
To the extent you use the term, you should clearly define the term the first time it is
used and briefly explain why it is an accurate descriptor.
   2. We note your statements that hemp-based products have "various health benefits," that the growth of the
market is due to "increased incidences of diseases such as epilepsy and other sleep disorders,"
that your primary products "combat pain, depression, and anxiety"
                                                        and also "provide
better calm and sleep to the end user." Products that are intended for use in the diagnosis, cure,
mitigation, treatment, or prevention of disease and/or intended to affect the structure or
any function of the body are considered drugs under the Federal
                                                        Food, Drug and Cosmetic
Act and subject to FDA approval. Please revise to describe the
 Allan Marshall
FirstName
Grove, Inc.LastNameAllan Marshall
Comapany
March      NameGrove, Inc.
       10, 2021
March2 10, 2021 Page 2
Page
FirstName LastName
         regulatory status of these products, or revise to avoid unsubstantiated therapeutic claims.
3. Please revise to provide the basis for your statements that the "market for hemp-derived products is expected to increase exponentially over the next five years," that "Grove is well positioned to be a dominant player in the hemp industry", that "you offer the
         industry   s most comprehensive portfolio of CBD products," that you
have a "leading
         market position in the CBD industry trade show," and that you are the "Leader in CBD
         Product Research and Development."
Recent Transactions, page 6

4. Please file the acquisition agreements referenced as exhibits to the registration statement.
         Refer to Item 601(b)(2) of Regulation S-K. Alternatively, please explain to us why such disclosure is not required.
Risk Factors
If we are unable to protect our intellectual property rights, our competitive position could be harmed, page 14

5. Please expand your disclosure to state that you do not currently have any patents, trademarks or copyrights.
There is limited availability of clinical studies, page 20

6. Please remove statements regarding your belief that all of your products are safe when taken as directed. Determinations of safety are solely within the authority of the FDA.
Laws and regulations affecting the CBD industry are evolving under the Farm Bill, page 21

7. We note your disclosure that the 2018 Farm Bill. Please revise your disclosure to clarify the scope of the 2018 Farm Bill, including restrictions applicable to hemp and requirements for any hemp-derived cannabinoid product to be excluded from Schedule 1 of the Controlled Substances Act. Additionally, please discuss restrictions applicable to the use of cannabis-derived products in clinical research and development.
8. Please expand your risk factor disclosure to discuss at length the current concerns of the
         FDA regarding products that contain cannabis or cannabis-derived compounds, including CBD. We note in particular that the FDA has deemed marketing food containing CBD or labeling it as a dietary supplement to be illegal. Also
         disclose any material risks relating to state or foreign regulations on your business. Please include similar disclosure in the Summary and Business sections where you discuss the 2018 Farm Bill.
Use of Proceeds, page 26

9. With reference to Item 504 of Regulation S-K, please revise to identify the principal purposes and the approximate amount intended to be used for each such purpose. For
 Allan Marshall
FirstName
Grove, Inc.LastNameAllan Marshall
Comapany
March      NameGrove, Inc.
       10, 2021
March3 10, 2021 Page 3
Page
FirstName LastName
         instance, we note that your disclosure on page 24 indicates that you intend to use the net proceeds from this offering to fund, among other purposes, new and ongoing research and development expenses and hiring of additional personnel.
Capitalization, page 27

10.      Please address the following in your capitalization table:

                Revise to incorporate indebtness, including long-term debt and notes payable, as part of your capitalization.
                Include a mathematically accurate total for capitalization at the bottom of the table.
                Ensure the pro forma amount are consistent with the offering, we note that you assumed $5.00 per share which is not finalized in the prospectus.

Liquidity and Capital Resources, page 40

11. We note your disclosure on page F-34 that the Company and Infusionz each entered into a
         Paycheck Protection Program loan in connection with the COVID-19 pandemic. Please describe the material terms of each PPP loan. Alternatively, please explain to us why such disclosure is not required.
12. We note your disclosure that certain factors raise substantial doubt about your ability to continue as a going concern and that there is no assurance that the Company will be able to finance operating costs over the next twelve months with existing cash on hand and/or the private placement of Common Stock. Please expand your disclosure to describe the potential consequences to your business if you are unable to raise additional financing.
Stock Based Compensation, page 42

13. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.
Description of Business, page 43

14. We note your disclosure on page 21 that a significant amount of your net sales, in certain markets, is dependent on a few key distributors and their extensive sales networks and that the loss or inactivity of one or more of these key distributors who generate a significant amount of your net sales could have a material adverse effect on your business, results of operations and financial condition. To the extent your business is substantially dependent on such distributors, please identify the distributors, describe the material terms of your agreements with such distributors and file the agreements as exhibits to your registration
 Allan Marshall
FirstName
Grove, Inc.LastNameAllan Marshall
Comapany
March      NameGrove, Inc.
       10, 2021
March4 10, 2021 Page 4
Page
FirstName LastName
         statement. Alternatively, please explain to us why such disclosure is not required.
Our Products, page 44

15. Please revise to clarify whether your primary products are all commercial products or whether any are currently still in development, including the current status of development. In this regard, we note your statements that you cannot assure investors that you will successfully market and sell your "planned" products. Government Regulation, page 56

16. We note your disclosure that you currently export to several European countries and have begun searching for a quality distribution partner familiar with European regulations and distribution processes. Please expand your disclosure to discuss any foreign regulations applicable to your business.
Management
Employment Agreements, page 60

17. Please file your employment agreements with each of your executive officers as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.
Certain Relationships and Related Party Transactions, page 65

18. Please disclose the name of the related person as required by Item 404(a)(1) of Regulation
         S-K.
Experts, page 79

19. Based on the change in your auditor, please provide the disclosures required by Item 304 of Regulation S-K, including a letter from your former auditor agreeing or disagreeing with your disclosures, filed as an exhibit to the registration statement. Refer to Item 11(i)
         of Form S-1.
Note 2. Significant Accounting Policies
Revenue, page F-10

20. We note from page 16 and throughout the filing that you provide services to your customers and that COVID has limited your ability to visit customer sites to perform services related to your products. Please tell us and revise your filing to disclose the nature of the services that you provide to your customers that accompany your products.
         Within your discussion, please explain how you are accounting for these services under
         ASC 606.
21. We note that you recognized $1.3 million in trade show revenue during fiscal 2020 but that you cancelled your 2020 trade show. Please revise throughout the filing to state, if true, that you cancelled your November 2020 trade show and clarify that you held the
 Allan Marshall
FirstName
Grove, Inc.LastNameAllan Marshall
Comapany
March      NameGrove, Inc.
       10, 2021
March5 10, 2021 Page 5
Page
FirstName LastName
         November 2019 show.
Note 15. Segment Information, page F-23

22. Please tell us and revise the filing to disclose why you do not allocate any general and administrative expenses to your product segment category. Additionally, describe and disclose the specific types of material amounts included in the "other" category and not allocated to the reportable segments' profit or loss and assets for each period presented.
         Refer to ASC 280-10-50-29 through 50-31.
23. We note your disclosure on pages 44-53 related to your different type of products. Please revise the filing to disclose your revenue by product pursuant to ASC 280-10-50-40 for each reporting period presented.
24. We note the line item Sales and marketing in the June 30, 2020 reconciliation is not mathematically accurate. Please revise.
Note 16. Subsequent Events, page F-24

25. We note that your board of directors approved a reverse stock split of your outstanding common stock with a record date of February 5, 2021. Please revise the filing to comply with ASC 260-10-55-12 and SAB Topic 4C.
Notes to Unaudited Condensed Consolidated Financial Statements
Note 2. Acquisitions, page F-31

26. We note that you acquired Infusionz LLC for $3.4 million, which will consist of an estimated $3 million in shares of common stock and $350,000 in cash. Please address the following with reference to ASC 805 and revise the filing as appropriate:

                Clarify if the agreement guarantees a specified number of common shares, the fair value of common shares to be issued or a combination of both.
                Provide calculations describing how the number of common shares to be issued will be determined.
                Describe the time frame for the delivery of common shares. We note for example that additional shares were issued on November 1, 2020.
                Describe how you accounted for and valued the common shares issued on November
              1, 2020.
                Clarify what the balance sheet account Acquisition payable represents and how the value was determined.
27. Please revise to disclose the information required by ASC 805-10-50-2(h), including the supplemental pro forma information.
Infusionz LLC's Financial Statements , page F-39

28. Considering the significance of the Infusionz acquisition consummated on July 1, 2020,
 Allan Marshall
Grove, Inc.
March 10, 2021
Page 6
      please tell us, and revise if necessary, how you considered the requirements for pro forma financial statements under Rule 8-05 of Regulation S-X.
General

29. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar at (202) 551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at (202) 551-4530 or Jeffrey Gabor at (202) 551-2544 with any other questions.



                                                           Sincerely,
FirstName LastNameAllan Marshall
                                                           Division of
Corporation Finance
Comapany NameGrove, Inc.
                                                           Office of Life
Sciences
March 10, 2021 Page 6
cc:       Mark Lee, Esq.
FirstName LastName